FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-12440

Enel Américas S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-232171) of Enel Américas S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

4.2

ADS Rights Agency Agreement dated as of July 2, 2019 by and between Enel Américas S.A. and Citibank, N.A., as ADS rights agent, with respect to the services to be provided by the ADS rights agent in connection with the rights offerings.

99.1	Form of Preemptive ADS Right Certificate in connection with the rights offerings.

99.2	Form of Instruction Booklet for the Preemptive ADS Rights Certificate in connection with the rights offerings.

99.3	Form of Broker Letter for Preemptive ADS Offer.

99.4	Form of Client Letter for Preemptive ADS Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By:	/s/ Aurelio Bustilho de Oliveira
Name: Aurelio Bustilho de Oliveira
Title: Chief Financial Officer

Date: July 3, 2019